

Mail Stop 7010   December 10, 2008

Anthony Tracy
Chief Executive Officer
Perf-Go Green Holdings, Inc.
12 East 52nd Street, 4th Floor
New York, New York 10022

> **Re: Perf-Go Green Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 26, 2008**
> **File No. 333-152949**

Dear Mr. Tracy:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. There following are amounts that do not reconcile or references that appear inconsistent:

    - Under "Total Dollar Value Shares Being Registered" on page 19, it appears that the total value of the Bridge Shares is $349,041. Please reconcile the amount of $350,462 Bridge Shares with the calculation in footnote 1.
    - Under "Total Dollar Value Shares Being Registered" on page 19, it does not appear that the exercise price of the Registrable 2007 Warrants is subtracted from the value for the shares issuable upon exercise of the Registrable Notes issuable in connection with the first closing of the Offering on May 16, 2008 as indicated in footnote 2. Please revise.
    - Under "Executive Officers and Directors" on page 41, please reinsert the biography for Anthony Tracy, the company's Chairman of the Board and Chief Executive Officer.
    - Under "Executive Officers and Directors" on page 41, please clarify the 1933 date in Michael Caridi's biography.

Selling Stockholders, page 15

2. We note your response to comment 6 in our letter dated November 12, 2008. Please also describe in this section of the filing the method by which the company determined the number of shares it seeks to register in the registration statement. Also explain how you calculated the number of shares issuable as interest on the notes in the footnotes for each applicable shareholder in the table on page 18.

Additional Financial Statements

3. We note your response to prior comment 3 and will review the additional financial statements when they are provided. We remind you that the financial statements of the accounting acquiree, to be included in your registration statement, are required to fully comply with the requirements of Rule 8-04 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 4T. Controls and Procedures, page 24

4. We note the conclusion from your chief executive and chief financial officers that your disclosure controls and procedures were effective. Given your disclosure that you have a material weakness, please explain to us how you concluded your disclosure controls and procedures were effective.

* * * *

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Adam P. Silvers, Esq.
Ruskin Moscou Faltischek, P.C.
1425 RexCorp Plaza, 15th Floor
Uniondale, New York 11556